September 9, 2025

Safra Catz
Chief Executive Officer
Oracle Corporation
2300 Oracle Way
Austin, TX 78741

       Re: Oracle Corporation
           Form 10-K for the Fiscal Year ended May 31, 2025
           File No. 001-35992
Dear Safra Catz:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended May 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1. On page 4 you indicate that you believe you are in the early stages of what you expect to be a material migration of your existing customer base from on-premise applications and infrastructure products and services to the Oracle Cloud, and that during the past three fiscal years, customers with annual license support contracts that migrated to the Oracle Cloud contributed to the increase in annualized cloud services revenue by $4.3 billion. In addition, on pages 5 and 38 you indicate that the proportion of your cloud services revenues relative to your total revenues has increased, representing 43%, 37% and 32% of total revenues during fiscal 2025, 2024, and 2023, respectively, and you expect this trend to continue. We also note that in your June 11, 2025 earnings conference call, you indicated that your supply is not meeting your demand. In your annual and quarterly reports, please provide a more robust and transparent discussion related to customer migrations from on-premise environments to the Oracle Cloud including the impact that capacity issues have on the rate of migrations.
 September 9, 2025
Page 2

2. We note in your disclosure on page 53 that capital expenditures increased 209% to
       $21.2 billion for the fiscal year ended May 31, 2025 from $6.9 billion for the fiscal year ended May 31, 2024. Please discuss the reasons behind the significant increase in capital expenditures and whether the amount spent on capital expenditures will continue to increase in the future. Refer to Item 303(b)(1) of Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology